SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  February 2010

                         Commission File Number 1-32135

                               SEABRIDGE GOLD INC.
                              (Name of Registrant)


       106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

         This report on Form 6-K is being filed for the sole purpose of supplementing a prior Form 6-K with respect to a filing by the Registrant of a Material Change Report [Form 51-102F3] with the British Columbia Securities Commission, Alberta Securities Commission and Ontario Securities Commission.




                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Seabridge Gold Inc.
                                                (Registrant)



                                            By: /s/Rod Chisholm
                                                ---------------
                                            Name: Rod Chisholm
                                            Title: Chief Financial Officer
                                                    and Corporate Secretary




Date: February 8, 2010

                                    EXHIBITS


Exhibit 99.1 Material Change Report, dated February 1, 2010, including Appendix
             A thereto.